Exhibit 12.1

(IN 000'S, EXCEPT RATIOS)	FISCAL YEAR Ended January 29, 2005	Fiscal year Ended January 31, 2004	Fiscal year Ended February 1, 2003	Fiscal year Ended February 2, 2002	Fiscal year Ended February 3, 2001
Interest	$35,965	$38,255	$47,237	$53,709	$59,348
Interest factor in rental expense	20,313	21,269	20,427	21,066	23,162
Capitalized interest	—	—	44	1	489

(a) Fixed charges	$56,278	$59,524	$67,708	$74,776	$82,999

Earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$40,981	$(23,961)	$61,663	$46,734	$(83,456)
Fixed charges	56,278	59,524	67,708	74,776	82,999
Capitalized interest	—	—	(44)	(1)	(489)

(b) Earnings	$97,259	$35,563	$129,327	$121,509	$(946)

(c) Ratio of earnings to fixed charges (b÷a)	1.7x	—	1.9x	1.6x	—

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $24.0 and $83.9 million for fiscal years ended January 31, 2004 and February 3, 2001, respectively.